18008745

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SEP 04 2018

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-30534 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Duncan Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 North University, Suite 101
(No. and Street)

| Little Rock | AR | 72207 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Randolph — 501-280-0200 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant Gaudette
(Name – *if individual, state last, first, middle name*)

| 11152 Westheimer #330 | Houston | TX | 77042 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED 2018 AUG 30 SEC / TM

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Randall M. Duncan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Duncan Securities, Inc., as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN M. WHITE
Commission No. 12371421
NOTARY PUBLIC
My Commission Expires June 8, 2019
PULASKI CO., ARKANSAS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# R.M. Duncan Securities, Inc.

## Financial Statements

### Statement of Financial Condition

**As of and for the Year-Ended June 30, 2018**

| | |
|---|---|
| Assets | |
| Current assets | |
| Cash | $ 129,238 |
| Accounts receivable | 30 |
| Other current assets | 30,818 |
| Secured Demand Note | 50,000 |
| Total current assets | 210,086 |
| Fixed assets | |
| Furniture & Equipment | 10,581 |
| Less: accumulated depreciation | (10,581) |
| Total fixed assets | - |
| Total assets | 210,086 |
| Liabilities & Equity | |
| Liabilities | |
| Current liabilities | 5,545 |
| Total current liabilities | 5,545 |
| Long-term liabilities | |
| Subordinated loan (Secured Demand Note) | 50,000 |
| Total liabilities | 55,545 |
| Equity | |
| Capital contributions | 491,969 |
| Common stock | 6,000 |
| Retained earnings (deficit) | (365,584) |
| Net income | 22,156 |
| Total Equity | 154,541 |
| Total liabilities & equity | $ 210,086 |

The accompanying notes are an integral part of these financial statements.